UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BIONTECH SE

(Name of Issuer)

Ordinary Shares, no par value per share (€1.00 nominal amount)

(including Ordinary Shares represented by American Depositary Shares)

(Title of Class of Securities)

09075V102**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

**The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “BNTX.” Each ADS represents one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09075V102	Page 2 of 7

(1)	Names of reporting persons Medine GmbH
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Germany
Number of	(5) Sole voting power 0
shares beneficially owned by	(6) Shared voting power 41,505,853(1)
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 39,111,390(1)
(9)	Aggregate amount beneficially owned by each reporting person 41,505,853(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 17.11%
(12)	Type of reporting person (see instructions) OO

[1]

Consists of 39,111,390 ordinary shares held by Medine GmbH and 2,394,463 ordinary shares held by a former colleague, over which shares Prof. Ugur Sahin, M.D. retains voting power pursuant to a written arrangement. Pursuant to this arrangement, Prof. Ugur Sahin, M.D. retains voting power, but not dispositive power, over such shares, and accordingly Medine GmbH and Prof. Ugur Sahin, M.D. each may be deemed beneficially to own such shares. Since the time of the initial filing on Schedule 13G by Medine GmbH and Prof. Ugur Sahin, M.D. on February 13, 2020, 185,117 shares previously held by Medine GmbH or colleagues pursuant to this and similar arrangements with colleagues have been transferred to, or disposed of by, the respective beneficiaries, and accordingly neither Medine GmbH nor Prof. Ugur Sahin, M.D. remain a beneficial owner of such shares. Neither Medine GmbH nor Prof. Ugur Sahin, M.D. has sold any ordinary shares or ADSs since the initial filing on Schedule 13G by such persons on February 13, 2020.

CUSIP No. 09075V102	Page 3 of 7

Names of reporting persons Prof. Ugur Sahin, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Turkey
Number of	(5) Sole voting power 0
shares beneficially owned by	(6) Shared voting power 41,505,853(2)
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 39,111,390(2)
(9)	Aggregate amount beneficially owned by each reporting person 41,505,853(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 17.11%
(12)	Type of reporting person (see instructions) IN

[2]

Consists of 39,111,390 ordinary shares held by Medine GmbH and 2,394,463 ordinary shares held by a former colleague, over which shares Prof. Ugur Sahin, M.D. retains voting power pursuant to a written arrangement. Pursuant to this arrangement, Prof. Ugur Sahin, M.D. retains voting power, but not dispositive power, over such shares, and accordingly Medine GmbH and Prof. Ugur Sahin, M.D. each may be deemed beneficially to own such shares. Since the time of the initial filing on Schedule 13G by Medine GmbH and Prof. Ugur Sahin, M.D. on February 13, 2020, 185,117 shares previously held by Medine GmbH or colleagues pursuant to this and similar arrangements with colleagues have been transferred to, or disposed of by, the respective beneficiaries, and accordingly neither Medine GmbH nor Prof. Ugur Sahin, M.D. remain a beneficial owner of such shares. Neither Medine GmbH nor Prof. Ugur Sahin, M.D. has sold any ordinary shares or ADSs since the initial filing on Schedule 13G by such persons on February 13, 2020.

CUSIP No. 09075V102	Page 4 of 7

Item 1(a)	Name of Issuer.

The name of the issuer is BioNTech SE (the "Company").

Item 1(b)	Address of Issuer's Principal Executive Offices.

The Company's principal executive office is located at An der Goldgrube 12, D-55131 Mainz, Germany.

Item 2(a)	Name of Person Filing.

This Schedule 13G is being jointly filed by Medine GmbH and Prof. Ugur Sahin, M.D., each of the foregoing, a “Reporting Person,” and together, the “Reporting Persons”.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2020, a copy of which is incorporated by reference herein to Exhibit on the Schedule 13G filed on February 13, 2020, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of each of the Reporting Persons is Philipp-von-Zabern-Platz 1, D-55116 Mainz, Germany.

Item 2(c)	Citizenship.

Medine GmbH is a German limited liability company (Gesellschaft mit beschränkter Haftung). Prof. Ugur Sahin, M.D. is a citizen of Turkey.

Item 2(d)	Title of Class of Securities.

Ordinary Shares, no par value per share (€1.00 nominal amount)

Item 2(e)	CUSIP No.

09075V102 (This CUSIP number applies to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “BNTX.” Each ADS represents one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.)

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages

(b)	Percent of class: See the responses to Item 11 on the attached cover pages

CUSIP No. 09075V102	Page 5 of 7

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: See the responses to Item 6 on the attached cover pages

00
	(iii)	Sole power to dispose or direct the disposition: -0-

,534
	(iv)	Shared power to dispose or direct the disposition: See the responses to Item 8 on the attached cover pages

Prof. Ugur Sahin, M.D. is the sole shareholder of Medine GmbH.

mo

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

See responses to Item 2(a) and Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See responses to Item 2(a) and Item 4.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

CUSIP No. 09075V102	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022	MEDINE GMBH

By:/s/ Prof. Ugur Sahin, M.D.___________________
Name: Prof. Ugur Sahin, M.D.
Title: Authorized Signatory

Date: February 14, 2022	PROF. UGUR SAHIN, M.D.

/s/ Prof. Ugur Sahin, M.D.

CUSIP No. 09075V102	Page 7 of 7

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 13, 2020	MEDINE GMBH

By: /s/ Prof. Ugur Sahin, M.D.___________________
Name: Prof. Ugur Sahin, M.D.
Title: Authorized Signatory

Date: February 13, 2020	PROF. UGUR SAHIN, M.D.

/s/ Prof. Ugur Sahin, M.D.